UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

Faraday Future Intelligent Electric Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

74348Q108

(CUSIP Number)

Season Smart Limited C/O China Evergrande Group 23F, China Evergrande Centre No.38 Gloucester Road Wanchai, Hong Kong	Baker McKenzie LLP Attn: Derek Liu Two Embarcadero Center, 11th Floor San Francisco, California 94111 Tel: +1 415 984 3841

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Season Smart Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: China Evergrande Group I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: New Garland Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Global Development Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Acelin Global Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Evergrande Health Industry Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: China Evergrande New Energy Vehicle Group Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Xin Xin (BVI) Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No.	74348Q108

1	NAMES OF REPORTING PERSON: Hui Ka Yan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong Special Administrative Region, People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 66,494,117 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 66,494,117 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 66,494,117 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

EXPLANATORY NOTE

This Schedule 13D relates to common stock, par value $0.0001 per share (the “Common Stock”), of Faraday Future Intelligent Electric Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock of the Issuer, which has its principal executive offices at 18455 S. Figueroa Street, Los Angeles, CA 90248. The Issuer’s Common Stock is traded on the Nasdaq under the stock symbol “FFIE”.

Item 2. Identity and Background

This Statement is being filed jointly by:

(i)	Season Smart Limited;
(ii)	China Evergrande Group;
(iii)	New Garland Limited;
(iv)	Global Development Limited;
(v)	Acelin Global Limited;
(vi)	Evergrande Health Industry Holdings Limited;
(vii)	China Evergrande New Energy Vehicle Group Limited;
(viii)	Xin Xin (BVI) Limited; and
(ix)	Mr. Hui Ka Yan

(collectively, the "Reporting Persons").

Season Smart Limited ("Season Smart") is an indirect subsidiary of China Evergrande Group, a Cayman company. China Evergrande Group holds its interest in Season Smart through a chain of entities, and China Evergrande Group’s direct and indirect subsidiaries through which it holds interest in Season Smart are New Garland Limited (a British Virgin Islands company) Global Development Limited (a Cayman company), Acelin Global Limited (a British Virgin Islands company), Evergrande Health Industry Holdings Limited (a British Virgin Islands company) and China Evergrande New Energy Vehicle Group Limited (a Hong Kong company) (collectively, the “Evergrande Entities”). Each Evergrande Entity, by reason of its ownership of the voting securities of the subsidiary below it in the ownership structure, has the right to elect or appoint a majority of the members of the governing body of that subsidiary and, therefore, to direct the management and policies of that subsidiary. Mr. Hui Ka Yan (“Mr. Hui”) is a controlling shareholder of China Evergrande Group, through his wholly-owned subsidiary, Xin Xin (BVI) Limited (a British Virgin Islands company). Mr. Hui, by reason of his ownership of the voting securities of Xin Xin (BVI) Limited, has the right to elect or appoint the members of the governing body of China Evergrande Group. As a result, each Evergrande Entity, Mr. Hui and Xin Xin (BVI) Limited may be deemed to be the beneficial owner the shares held of record by Season Smart.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Merger, Season Smart owned certain redeemable preference shares in FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("FF"). The source of the funds used by Season Smart to initially acquire the redeemable preference shares in FF was from Season Smart’s own funds.

On January 27, 2021, the Issuer (formerly known as Property Solutions Acquisition Corp.), a Delaware corporation, entered into that certain Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”) with PSAC Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Merger Sub"), and FF. Pursuant to the Merger Agreement, Merger Sub merged with and into FF with FF surviving as a wholly-owned subsidiary of the Issuer (the "Merger"). As a result of the transactions contemplated by the Merger Agreement, Season Smart became a security holder of the Issuer.

The foregoing description is a summary of the Merger Agreement and does not purport to be complete and is qualified in its entirety by reference to the full text thereof.  The Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D, is incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 27, 2021.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock in the Issuer for investment purposes and for the purposes described below.

The description of the Merger Agreement contained in Items 3 and 6 are hereby incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of shares of Common Stock beneficially owned by the Reporting Persons may be sold, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of their ongoing evaluation of their investment in the Common Stock and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

As of the close of business on June 27, 2022, the Reporting Persons beneficially owned an aggregate of 66,494,117 Common Stock, which represents roughly 20.5% of the shares of Common Stock outstanding as of April 30, 2022.

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock reported in this Statement.

None of the Reporting Persons has effected any transactions in the Common Stock in the past sixty days.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Persons response to Item 3 is incorporated by reference into this Item 6.

In connection with the Merger, Season Smart agreed under that certain Lock-Up Agreement, dated as of July 21 2021 (the “Lock-Up Agreement”) not to sell, pledge or otherwise grant any option to purchase its shares in the Company until 180 days after the closing of the Merger. This summary of the Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 2 hereto.

In connection with the Merger, Season Smart and certain other holders were granted certain rights pursuant to the Amended and Restated Registration Rights Agreement, dated as of July 21, 2021 (the “Registration Rights Agreement”). The Registration Rights Agreement grants the Reporting Person certain shelf resale registration rights and grants all of the holders named therein certain “piggyback” registration rights with respect to registration statements filed subsequent to the Merger. This summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 3 hereto.

Item 7. Material to be Filed as Exhibit

Exhibit 1     Merger Agreement, dated January 27, 2021, by and among the Issuer, FF and Merger Sub, is incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on January 27, 2021.

Exhibit 2     Form of Lock-Up Agreement, dated July 21, 2021, by and among the Issuer and Season Smart.

Exhibit 3      Amended and Restated Registration Rights Agreement, dated July 21, 2021, by and among the Issuer, Season Smart and the other investors party thereto, is incorporated by reference to Exhibit 10.1 to the Issuer's S-1/A filed on June 9, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022

Season Smart Limited
on behalf of itself and
each other Reporting Person hereunder

By:	/s/ Fong Kar Chun Jimmy
Name:	Fong Kar Chun Jimmy
Title:	Director